Landmark Community Bank and Triumph Bank Meetings June 8 - 9, 2021 Filed by Simmons First National Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a - 12 under the Securities Exchange Act of 1934, as amended Subject Company: Landmark Community Bank / Triumph Bancshares, Inc. Commission File Number: 000 - 06253

Forward - Looking Statements Certain statements contained in this presentation may not be based on historical facts and should be considered “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 . These forward - looking statements may be identified by reference to a future period(s) or by the use of forward - looking terminology, such as “anticipate,” “believe,” “budget,” “contemplate,” “continue,” “estimate,” “expect,” “foresee,” “intend,” “indicate,” “target,” “plan,” positions,” “prospects,” “project,” “predict,” or “potential,” by future conditional verbs such as “could,” “may,” “might,” “should,” “will,” or “would,” or by variations of such words or by similar expressions . These forward - looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (“Company”) expects the proposed transactions (“Transactions”) with Landmark Community Bank (“Landmark”) and Triumph Bancshares, Inc . (“Triumph”) to have on the combined entities’ operations, financial condition and financial results (including, among other things, pro forma information), and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and other benefits the Company expects to realize as a result of the Transactions . The forward - looking statements may also include, without limitation, those relating to the Company’s future growth, revenue, expenses, assets, asset quality, profitability, earnings, accretion, customer service, investment in digital channels, critical accounting policies, net interest margin, non - interest revenue, market conditions related to and the impact of the Company’s stock repurchase program, consumer behavior and liquidity, the adequacy of the allowance for credit losses, the impacts of the COVID - 19 pandemic and the ability of the Company to manage the impacts of the COVID - 19 pandemic, the impacts of the Company’s and its customers’ participation in the Paycheck Protection Program (the “PPP”), the expected performance of COVID - 19 loan modifications, income tax deductions, credit quality, the level of credit losses from lending commitments, net interest revenue, interest rate sensitivity, loan loss experience, liquidity, the Company’s expectations regarding actions by the Federal Home Loan Bank (“FHLB”) including with respect to the FHLB’s option to terminate FHLB Owns the Option advances, capital resources, market risk, plans for investments in securities, effect of future litigation, including the results of the overdraft fee litigation against the Company, acquisition strategy, legal and regulatory limitations and compliance and competition . These forward - looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, without limitation : changes in the Company’s operating, acquisition, or expansion strategy ; the effects of future economic conditions (including unemployment levels and slowdowns in economic growth), governmental monetary and fiscal policies, as well as legislative and regulatory changes, including in response to the COVID - 19 pandemic ; changes in interest rates ; possible adverse rulings, judgements, settlements, and other outcomes of pending or future litigation, including litigation or actions arising from the Company’s participation in and administration of programs related to the COVID - 19 pandemic (including, among others, the PPP) ; the ability to obtain regulatory approvals and meet other closing conditions to the Transactions ; delay in closing the Transactions ; difficulties and delays in integrating the Triumph and Landmark businesses or fully realizing cost savings and other benefits of the Transactions ; business disruption following the Transactions ; and other relevant risk factors, which may be detailed from time to time in the Company’s press releases and filings with the U . S . Securities and Exchange Commission (the “SEC”) . Many of these factors are beyond the Company’s ability to predict or control, and actual results could differ materially from those in the forward - looking statements due to these factors and others . In addition, as a result of these and other factors, the Company’s past financial performance should not be relied upon as an indication of future performance . The Company believes the assumptions and expectations that underlie or are reflected in any forward - looking statements, expressed or implied, in this presentation are reasonable, based on information available to the Company on the date of this presentation . However, given the described uncertainties and risks, the Company cannot guarantee its future performance or results of operations or whether the Company’s future performance will differ materially from the performance reflected in or implied by its forward - looking statements, and you should not place undue reliance on these forward - looking statements . All forward - looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by the cautionary statements contained or referred to herein . Any forward - looking statement speaks only as of the date of this presentation, and none of the Company, Triumph or Landmark undertakes any obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise . Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results . 2

Important Additional Information and Where to Find It This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to either of the proposed Transactions . No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 , and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful . In connection with the Transactions, the Company will file with the SEC a Registration Statement on Form S - 4 (the “Registration Statement”) that will include proxy statements of each of Triumph and Landmark and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Transactions . The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of Triumph and Landmark . SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTIONS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS . Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http : //www . sec . gov), when they are filed by the Company . You will also be able to obtain these documents, when they are filed, free of charge, from the Company at www . simmonsbank . com under the heading “Investor Relations . ” Copies of the Joint Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601 , Attention : Ed Bilek, Director of Investor Relations, Email : ed . bilek@simmonsbank . com or ir@simmonsbank . com, Telephone : (870) 541 - 1000 , to Triumph at Triumph Bancshares, Inc . , 5699 Poplar Avenue, Memphis, TN 38119 , Attention : Will Chase, President, Telephone : (901) 333 - 8800 , or to Landmark at Landmark Community Bank, 1015 West Poplar Avenue, Collierville, TN 38017 , Attention : Jake Farrell, Chairman, Telephone : (901) 850 - 0555 . Participants in the Solicitation The Company, Triumph, Landmark and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Triumph and Landmark in connection with the proposed Transactions . Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15 , 2021 . Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus regarding the proposed Transactions and other relevant materials to be filed with the SEC when they become available . Free copies of these documents may be obtained as described in the preceding paragraph . 3

More about &

Nasdaq: SFNC Enhancing our position and scale in key growth markets Acquisitions of Landmark Community Bank and Triumph Bancshares, Inc. June 7, 2021 Memphis Nashville

Disciplined and seasoned acquiror (11 bank acquisitions completed since 2013)

2013 – 2014
- Metropolitan National Bank – Arkansas – Total Assets
- Delta Trust & Banking Corp. – Arkansas – Total Assets
- Consolidated eight charters to one

2015
- Community First Bancshares – Tennessee – Total Assets
- Liberty Bancshares, Inc. – Missouri – Total Assets
- Trust Company of the Ozarks – Missouri – Assets Under Management

2016
- Citizens National Bank – Tennessee – Total Assets
- National to State Charter Conversion (Fed Member Bank)

2017
- Hardeman County Investments – Tennessee – Total Assets – May 2017
- Southwest Bancorp, Inc. – Oklahoma – Total Assets – October 2017
- First Texas BHC, Inc. – Texas – Total Assets – October 2017

2019
- Reliance Bancshares, Inc. – Missouri – Total Assets – April 2019
- The Landrum Company – Missouri – Total Assets

2021
- Landmark Community Bank – Tennessee – Total Assets – Pending
- Triumph Bancshares, Inc. – Tennessee – Total Assets – Pending

$ IN MILLIONS

BANK	ANNOUNCED	CLOSED	SYSTEM CONVERSION	TOTAL ASSETS	TRUST AUM	PURCHASE PRICE[1]	PRICE / EARNINGS[1]	PRICE / BOOK VALUE[1]	PRICE / TBV[1]
Metropolitan National Bank[2]	Sep-13	Nov-13	Mar-14	$ 920	$ 370	$ 54	12.5 x	88%	89%
Delta Trust & Bank	Mar-14	Aug-14	Oct-14	420	815	67	14.9 x	153%	157%
First State Bank	May-14	Feb-15	Sep-15	1,915	-	272	12.2 x	167%	170%
Liberty Bank	May-14	Feb-15	Apr-15	1,065	-	213	12.1 x	191%	198%
Trust Company of the Ozarks	Apr-15	Oct-15	Jan-16	15	1,000	24	NA	NA	NA
Citizens National Bank	May-16	Sep-16	Oct-16	585	200	82	18.0 x	130%	130%
Hardeman County Investments	Nov-16	May-17	Sep-17	462	-	71	17.4 x	138%	179%
Southwest Bancorp, Inc (OKSB)	Dec-16	Oct-17	May-18	2,468	-	532	24.7 x	180%	190%
First Texas BHC, Inc.	Jan-17	Oct-17	Feb-18	2,019	430	461	23.2 x	192%	228%
Reliance Bancshares, Inc.	Nov-18	Apr-19	Apr-19	1,534	-	166	NA	169%	169%
The Landrum Company	Jul-19	Oct-19	Feb-20	3,407	-	416	12.9 x	165%	165%

(1) Purchase price and ratios as of closed date. Source: S&P Global Market Intelligence.
(2) Metropolitan was acquired from Section 363 Bankruptcy.

6

Source: S&P Global Market Intelligence Deposit market share data (including pro formas) as of 6/30/20 In - market acquisitions that add scale in key growth markets… 7 Tennessee Memphis MSA $ in billions 202 0 R a n k Br a n c h e s Deposits First Horizon Corp 1 4 2 $15 . 1 Regions Financial Corp 2 4 5 5 . 1 Truist Financial Corp 3 2 4 2 . 4 B a n k o f A me r i c a Corp 4 1 3 1 . 6 B a n c o r p S ou t h B a nk 5 2 1 1 . 5 P R O F O R M A - SI MM O N S 1 2 1 .4 Pinnacle Financial Partners 6 6 1 . 2 R e n asa n t C o r p 7 1 4 1 . 1 Independent Holdings Inc 8 9 1 . 0 T ru s t m a r k Corp 9 2 2 0 . 8 Triumph Bancshares Inc 1 0 4 0 . 7 Landmark Community Bank 1 2 5 0 . 6 Simmons First National Corp 3 5 3 0 . 1 Nashville MSA 9 t h 6 t h $ in billions 2020 Rank Branches Deposits First Horizon Corp Regions Financial Corp Pinnacle Financial Partners Truist Financial Corp B a n k o f A me r i c a Corp FB Financial Corp U . S . B a n c o r p 1 16 3 $31 . 2 2 210 22.2 3 50 18.6 4 145 16.9 5 59 16.8 6 77 8.3 7 69 4.0 Fifth Third Bancorp P R O F O R M A - SI MM O N S W il s o n B a n k Ho l d i n g C o Capstar Finl Hldgs Inc 8 39 4.0 49 3.8 9 28 2.8 1 0 2 2 2 . 6 Simmons First National Corp 1 3 3 5 2 . 3 Landmark Community Bank 3 4 8 0 . 8 Triumph Bancshares Inc 3 5 6 0 . 7 $ in billions 2020 Rank Branches Deposits Pinnacle Financial Partners B a n k o f A me r i c a Corp Regions Financial Corp Truist Financial Corp First Horizon Corp F B F i n a n c i a l C o r p Fifth Third Bancorp U .S . B a n c o r p W il s o n B a n k Ho l d i n g C o Reliant Bancorp Inc 1 3 2 $13 . 7 2 34 13.5 3 64 9.7 4 41 7.1 5 43 6.3 6 24 4.8 7 37 3.9 8 36 2.7 9 25 2.5 10 19 1.9 P R O F O R M A - S I MM O N S 1 5 1 2 0 .7 Simmons First National Corp 2 0 7 0 . 5 L a ndm a rk C ommun i t y B a nk 3 9 3 0 . 1 Triumph Bancshares Inc 5 0 2 15 t h 0 . 1 … and will create the 9 th largest bank in Tennessee based on deposit market share

Simmons Bank
WEALTH MANAGEMENT

Wealth and Investment Services: 2020 Highlights

- ✓ Trust non-interest income and pre-tax earnings rose 14 percent and 34 percent, respectively, in 2020
- ✓ Brokerage and Advisory assets grew by 34.2 percent.
- ✓ Wealth platform upgrades enhanced our investment process and custodian requirements.
- ✓ New wealth advisors were added in key markets.
- ✓ Enhancements to digital offerings impacted Trade Direct and Guided Wealth Portfolios.

A $200 million investment in technology to bring the best to our customers

Dedicated to building our brand through signature sponsorships Discovery Park of America in Union City, TN The inaugural Simmons Bank Cup was held in Memphis, TN Simmons Bank Open in College Grove, TN